

December 15, 2010

Terrence E. Hall
Chairman of the Board and Chief Executive Officer
Superior Energy Services, Inc.
601 Poydras, Suite 2400
New Orleans, Louisiana 70130

> **Re:** **Superior Energy Services, Inc.**
> **Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 001-34037**

Dear Mr. Hall:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director